EXHIBIT 99.1

FIRSTSERVICE CORPORATION

INTERIM FINANCIAL STATEMENTS

Third Quarter
December 31, 2004

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US Dollars, except per share amounts) - in accordance with US generally accepted accounting principles

	Three months ended December 31		Nine months ended December 31
	2004	2003	2004	2003

Revenues	$221,884	$148,704	$577,628	$454,579
Cost of revenues	140,187	104,647	383,947	314,749
Selling, general and administrative expenses	57,334	34,184	128,513	95,259
Other income (note 6)	(60)	-	(60)	-
Depreciation	3,916	3,390	10,654	9,631
Amortization of intangibles other than backlog	739	474	2,041	1,571
Amortization of backlog	4,958	-	4,958	-

Operating earnings	14,810	6,009	47,575	33,369
Interest	2,798	1,992	7,357	6,097

Earnings before income taxes and minority interest	12,012	4,017	40,218	27,272
Income taxes	3,484	1,003	11,664	8,909

Earnings before minority interest	8,528	3,014	28,554	18,363

Minority interest share of earnings	3,361	364	6,628	2,995

Net earnings from continuing operations	5,167	2,650	21,926	15,368
Net (loss) earnings from discontinued operation, net of income taxes (note 3)	-	(640)	-	2,022
(Loss) gain on sale of discontinued operation, net of income taxes (note 3)	(225)	-	1,936	-

Net earnings	$4,942	$2,010	$23,862	$17,390

Net earnings (loss) per share (note 9):
Basic
Continuing operations	$0.17	$0.09	$0.74	$0.54
Discontinued operation	-	(0.02)	-	0.07
Sale of discontinued operation	(0.01)	-	0.06	-

	$0.16	$0.07	$0.80	$0.61

Diluted
Continuing operations	$0.17	$0.09	$0.72	$0.53
Discontinued operation	-	(0.02)	-	0.07
Sale of discontinued operation	(0.01)	-	0.06	-

	$0.16	$0.07	$0.78	$0.60

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) (in thousands of US Dollars) - in accordance with US generally accepted accounting principles

	December 31, 2004	March 31, 2004

Assets
Current assets
Cash and cash equivalents	$44,969	$15,620
Accounts receivable, net of allowance of $6,113 (March 31, 2004 -$3,976)	169,707	97,367
Income taxes recoverable	857	-
Inventories	19,818	15,229
Prepaids and other assets	14,621	15,659
Deferred income taxes	4,122	3,358

	254,094	147,233

Other receivables	4,505	5,397
Interest rate swaps	3,219	6,805
Fixed assets	55,169	49,826
Other assets	7,361	2,829
Deferred income taxes	5,210	2,167
Intangible assets	64,181	37,717
Goodwill	236,982	185,579

	376,627	290,320

	$630,721	$437,553

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$42,352	$20,526
Accrued liabilities	119,285	49,353
Income taxes payable	-	1,985
Unearned revenues	3,483	9,736
Long-term debt - current	17,019	3,502
Deferred income taxes	701	1,266

	182,840	86,368

Interest rate swaps	591	-
Other liabilities	1,549	-
Deferred income taxes	31,185	19,594
Minority interest	25,381	16,104

	264,149	196,084

Shareholders’ equity
Capital stock	72,264	68,557
Contributed surplus	610	183
Receivables pursuant to share purchase plan	(2,148)	(2,148)
Retained earnings	104,690	81,972
Cumulative other comprehensive earnings	8,316	6,537

	183,732	155,101

	$630,721	$437,553

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) - in accordance with US generally accepted accounting principles

	Issued and			Receivables		Cumulative
	outstanding			pursuant to		other	Total
	shares		Contributed	share	Retained	comprehensive	shareholders’
	(note 9)	Capital stock	surplus	purchase plan	earnings	earnings	equity

Balance, March 31, 2003	28,328,380	$60,571	$-	$(2,434)	$62,948	$2,321	$123,406

Comprehensive earnings:
Net earnings	-	-	-	-	17,390	-	17,390
Foreign currency translation adjustments	-	-	-	-	-	4,458	4,458
Comprehensive earnings	-	-	-	-	-	-	21,848
Subordinate Voting Shares:
Stock options exercised	151,000	931	-	-	-	-	931

Balance, December 31, 2003	28,479,380	$61,502	$-	$(2,434)	$80,338	$6,779	$146,185

Balance, March 31, 2004	29,499,730	$68,557	$183	$(2,148)	$81,972	$6,537	$155,101

Comprehensive earnings:
Net earnings	-	-	-	-	23,862	-	23,862
Foreign currency translation adjustments	-	-	-	-	-	1,779	1,779
Comprehensive earnings							25,641
Subordinate Voting Shares:
Purchased for cancellation	(218,000)	(1,518)	-	-	(1,144)	-	(2,662)
Stock option expense	-	-	427	-	-	-	427
Stock options exercised	569,750	5,225	-	-	-	-	5,225

Balance, December 31, 2004	29,851,480	$72,264	$610	$(2,148)	$104,690	$8,316	$183,732

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (in thousands of US Dollars) - in accordance with US generally accepted accounting principles

	Three months ended		Nine months ended
	December 31		December 31
	2004	2003	2004	2003

Cash provided by (used in)
Operating activities
Net earnings	$4,942	$2,010	$23,862	$17,390
Net loss (earnings) from discontinued operation	-	640	-	(2,022)
Loss (gain) on sale from discontinued operation	225	-	(1,936)	-
Items not affecting cash:
Depreciation	3,916	3,390	10,654	9,631
Amortization of intangibles other than backlog	739	474	2,041	1,571
Amortization of backlog	4,958	-	4,958	-
Deferred income taxes	(184)	363	(911)	628
Minority interest share of earnings	3,361	364	6,628	2,995
Other	486	158	743	469
Changes in non-cash working capital:
Accounts receivable	(4,861)	(2,565)	(18,671)	(8,562)
Inventories	(3,408)	(1,765)	(5,054)	209
Prepaids and other assets	(2,370)	(1,415)	933	606
Accounts payable and other accrued liabilities	14,160	5,661	12,709	6,321
Unearned revenue	(846)	(1,495)	(579)	800

Net cash provided by operating activities	21,118	5,820	35,377	30,036

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(46,517)	(13,916)	(54,209)	(14,929)
Purchases of minority shares of subsidiaries (note 5)	(1,902)	-	(2,715)	(940)
Sales of subsidiary shares to minority partners (note 6)	209	-	209	-
Purchases of fixed assets, net	(3,341)	(2,968)	(10,656)	(9,048)
(Purchases) disposals of other assets	(495)	459	(623)	(190)
Decrease (increase) in other receivables	2,708	(321)	3,929	(1,295)

Net cash used in investing activities	(49,338)	(16,746)	(64,065)	(26,402)

Financing activities
Increases in long-term debt	48,401	12,354	47,944	3,182
Issuance of Subordinate Voting Shares	3,207	452	5,225	931
Repurchases of Subordinate Voting Shares	(1,265)	-	(2,662)	-
Financing fees paid	-	(399)	-	(399)
Dividends paid to minority shareholders of subsidiaries	(233)	(237)	(409)	(430)

Net cash provided by financing activities	50,110	12,170	50,098	3,284

Net cash provided by (used in) discontinued operation	-	564	4,679	(33)

Effect of exchange rate changes on cash	1,746	(1,727)	3,260	(1,006)

Increase in cash and cash equivalents during the period	23,636	81	29,349	5,879
Cash and cash equivalents, beginning of period	21,333	11,176	15,620	5,378

Cash and cash equivalents, end of period	$44,969	$11,257	$44,969	$11,257

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS - FirstService Corporation (the “Company”) is a provider of property and business services to commercial, residential and institutional customers in the United States and Canada. The Company’s operations are conducted through five segments: Residential Property Management, Commercial Real Estate Services, Integrated Security Services, Property Improvement Services (previously known as Consumer Services) and Business Services.

2.
SUMMARY OF PRESENTATION - These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States and Canada have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2004.

These interim financial statements follow the same accounting policies as the most recent annual financial statements. In addition, in light of the addition of the Commercial Real Estate Services operating segment, with respect to commercial real estate brokerage commissions, the Company has adopted the revenue recognition policy to recognize revenues when the related transaction is completed, normally the earlier of the closing date or occupancy, unless future contingencies exist. If contingencies exist, revenue recognition is deferred until the contingencies are satisfied.

In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at December 31, 2004 and the results of operations and its cash flows for the three and nine-month periods ended December 31, 2004. All such adjustments are of a normal recurring nature. The results of operations for the three and nine-month periods ended December 31, 2004 are not necessarily indicative of the results to be expected for the year ending March 31, 2005.

3.
DISPOSITION OF BUSINESS - On April 1, 2004, the Company sold substantially all of the assets of the lawn care operation carried on by its subsidiary Greenspace Services Ltd. to a third party. The sale proceeds were $12,974, which was comprised of cash in the amount of $4,751, assumption of liabilities in the amount of $4,486, and a note receivable with a face amount of $3,737. The note has been discounted at 7.5% with the principal amount receivable in five guaranteed annual installments starting April 1, 2005. A gain of $1,936, net of income taxes of $856, was recorded, which included the settlement of remaining contingencies in December 2004 that resulted in a downward adjustment of $225 to the gain.

Prior year operating results of the lawn care operations, which were previously included in the Property Improvement Services segment, have been reported as discontinued operations. The operating results for the three and nine-month periods ended December 31, 2003 and the balance sheet of the discontinued operation are as follows:

	Three months ended	Nine months ended
	December 31, 2003	December 31, 2003

Operating results
Revenues	$3,395	$21,848
Earnings from discontinued operation before income taxes	(665)	2,053
Provision for income taxes	(25)	31

Net earnings from discontinued operation	$(640)	$2,022

Net loss per share from discontinued operation:
Basic	$(0.02)	$0.07

Diluted	(0.02)	0.07

Balance sheet	March 31, 2004

Current assets	$6,083
Fixed assets	3,090
Intangible assets	604
Goodwill	2,115

Total assets	$11,892

Current liabilities	$6,689
Non-current liabilities	790

Total liabilities	$7,479

4.
ACQUISITIONS OF BUSINESSES - On November 30, 2004, the Company completed the acquisition of 71.8% of the shares of CMN International Inc. (“CMN”), thereby forming its Commercial Real Estate Services segment, for net consideration of $39,398 ($46,266 less $6,868 cash acquired). There is no contingent consideration related to this acquisition.

The total purchase consideration noted below has been allocated to CMN’s assets and liabilities, based on the estimated fair value of such items. These fair values are based on management’s estimates and are subject to change once the final valuations have been completed.

Purchase consideration:
Purchase price	$45,756
Transaction costs	510

Aggregate purchase price	$46,266

Allocation:
Goodwill	$ 42,513
Identifiable intangible assets	28,864
Accounts receivable	52,740
Fixed assets	6,580
Cash	6,868
Other assets	11,846

149,411
Accounts payable, accruals and other liabilities	(75,190)
Debt	(14,652)
Deferred income taxes	(10,391)
Minority interest	(2,912)

Net assets acquired	$46,266

The Company has identified the following intangible assets:

		Weighted average
	Estimated	expected useful life
	fair value	(years)

Trademarks and trade names	$11,201	Indefinite
Broker relationships	5,744	9.5
Property management contracts	2,657	8.0
Backlog	9,262	0.5

	$28,864

The backlog of pending commercial real estate brokerage transactions and listings that existed at the acquisition date has been identified as a recognizable intangible asset with an estimated fair value of approximately $9,262 and an estimated useful life of six months. The useful life corresponds with the expected completion of the related brokerage transactions. Accordingly, amortization expense of $4,958 was recorded during the month of December 2004. The impact on earnings, net of income tax, for the three months ended December 31, 2004 was $3,173.

At the time of the CMN acquisition, the Company agreed to grant stock options in the capital of CMN to management, employees and brokers. There were 894,521 stock options granted representing a 10.4% diluted interest in CMN. The stock options vest over five years and expire ten years after the acquisition date. The exercise price of the stock options is identical to the price per share paid by the Company at the acquisition date. The stock options are being accounted for as compensation expense.

Also during the nine months ended December 31, 2004, business acquisitions in the Residential Property Management segment were completed for consideration of $10,403 ($9,282 net of cash acquired), and the purchase prices were allocated as follows: goodwill $6,100; intangible assets $4,778; other net assets $(1,596). The purchase price allocations have not yet been finalized. During the nine month period ended December 31, 2003, four businesses were acquired in the Property Improvement Services segment at a cost of $13,794 ($13,451 net of cash acquired), and the purchase prices were allocated as follows: goodwill $9,556; intangible assets $7,387; other net assets $(3,492).

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the two- to four-year periods following the dates of acquisition. Such contingent consideration is issued at the expiration of the contingency period. As at December 31, 2004, there was contingent consideration outstanding of up to $15,700 ($16,200 as at March 31, 2004). The contingencies will expire during the period extending to January 2009. Vendors are entitled to receive interest on contingent consideration issued to them, which interest is calculated from the acquisition date to the payment date at interest rates ranging from 5% to 7%. The contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, as additional costs of the acquired businesses. There was $5,529 of contingent consideration issued during the nine months ended December 31, 2004 (2003 - $1,478) and allocated to goodwill.

The goodwill acquired during the nine months ended December 31, 2004 is not expected to be deductible for income tax purposes.

5.
PURCHASES OF MINORITY SHARES OF SUBSIDIARIES - During the nine months ended December 31, 2004, the Company purchased shares from five (2003 - one) minority shareholders for total consideration of $2,715 (2003 - $940). The purchase prices for the 2004 purchases were allocated as follows: goodwill $2,443 and minority interest $272. The purchase price for the 2003 purchase was allocated as follows: minority interest $656; goodwill $284.

6.
SALES OF SUBSIDIARY SHARES TO MINORITY PARTNERS - During the nine months ended December 31, 2004, the Company sold shares of subsidiaries to seven senior managers. Cash proceeds received of $209 were allocated as follows: minority interest $149; dilution gain $60.

7.
LONG-TERM DEBT - The Company has an amended and restated credit agreement with a syndicate of banks that provides a $90,000 committed senior revolving credit facility (the “Credit Facility”) renewable and extendible in 364-day increments, and if not renewed, a two-year final maturity. The Credit Facility was most recently renewed and extended on May 11, 2004. The Credit Facility bears interest at 137.5 to 275 basis points over floating reference rates, depending on certain leverage ratios. At December 31, 2004, the Company had drawn $63,663 on the Credit Facility at an interest rate of 137.5 basis points over floating reference rates and had letters of credit of $10,979 outstanding.

The Company has outstanding $100,000 of 8.06% fixed-rate Senior Secured Notes (the “8.06% Notes”). The final maturity of the 8.06% Notes is June 29, 2011, with equal annual principal repayments commencing on June 29, 2005. The Company also has outstanding $50,000 of 6.40% fixed-rate Senior Secured Notes (the “6.40% Notes”). The 6.40% Notes have a final maturity of December 31, 2015 with equal annual principal repayments commencing on December 31, 2012

The Credit Facility and the Notes rank equally in terms of seniority. The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call rights” with respect to shares of the subsidiaries held by minority partners.

The covenants and other limitations within the amended and restated credit agreement and the Note agreements are substantially the same. The covenants require the Company to maintain certain ratios including leverage, fixed charge coverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

8.
FINANCIAL INSTRUMENTS - The Company has interest rate swap agreements to exchange the fixed rates on the Notes for variable rates. On the 8.06% Notes, an interest rate swap exchanges the fixed rate on $75,000 of principal for LIBOR + 250.5 basis points and another exchanges the fixed rate on $25,000 for LIBOR + 445 basis points. The terms of the swaps match the term of the 8.06% Notes with a maturity of June 29, 2011. On the 6.40% Notes, an interest rate swap agreement exchanges the fixed rate on $20,000 of principal for a variable rate of LIBOR + 170 basis points. The term of the swap matches the term of the 6.40% Notes with a maturity of December 31, 2015. The Company cancelled a swap related to $30,000 of principal on the 6.40% Notes on December 9, 2004 at a net cost of nil.

The interest rate swaps are being accounted for as fair value hedges in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. The swaps are carried at fair value on the balance sheet, with gains or losses recognized in earnings. The carrying value of the hedged debt is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized concurrently in earnings. So long as the hedge is considered highly effective, the net impact on earnings is nil. The fair value of the swaps is determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. Due to changes in the yield curve, the fair values of the swaps fluctuate and at December 31, 2004, the aggregate fair values were a net gain of $2,628 (March 31, 2004 - gain of $6,805).

The Company from time to time purchases and sells foreign currencies using forward contracts, which have not been specifically identified as hedges. The values of these contracts are marked to market with resulting gains and losses included in earnings. At December 31, 2004 the Company had outstanding one foreign currency contract to purchase C$2,400 at a rate of C$1.1998 per

US$1.0000 in March 2005, the fair value of which represented a gain of C$297 (US$247). The purpose of the contract is to match expected future Canadian dollar denominated expenses at the Canadian Business Services operations to US dollar denominated revenues

9.
ISSUED AND OUTSTANDING SHARES AND NET EARNINGS PER SHARE - On December 15, 2004, the Company completed a 2 for 1 stock split of its Subordinate Voting Shares and Multiple Voting Shares. The stock split doubled the number of issued and outstanding shares. In addition, the number of stock options doubled and stock option exercise prices were halved. All periods have been updated to reflect the split. The following table presents a reconciliation of the weighted average share denominators used in computing earnings per share, after the effect of the stock split for all periods:

	Three months ended		Nine months ended
(in thousands)	December 31		December 31

	2004	2003	2004	2003

Basic shares	29,802	28,454	29,683	28,376
Assumed exercise of stock options	574	736	572	452

Diluted shares	30,376	29,190	30,255	28,828

10.
STOCK-BASED COMPENSATION - The Company has a stock option plan for officers and key full-time employees of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year period and expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.

Effective April 1, 2003, the Company began accounting for stock options as compensation expense in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS 123 (“SFAS 148”) provides alternative methods of transitioning to the fair value based method of accounting for employee stock options as compensation expense. The Company is using the prospective method under SFAS 148 and is expensing the fair value of new option grants awarded subsequent to March 31, 2003. The financial statements for the three months ended December 31, 2004 include $292 of stock option expense (2003 - nil). For the nine months ended December 31, 2004, $427 of stock option expense was recorded (2003 - nil).

Prior to April 1, 2003, the Company had accounted for stock options under the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by GAAP. Had compensation expense been determined under the fair value method under SFAS 123 for all periods, pro forma reported net earnings and earnings per share would reflect the following:

	Three months ended		Nine months ended
	December 31		December 31

	2004	2003	2004	2003

Net earnings, as reported	$4,942	$2,010	$23,862	$17,390
Less: Total stock-based compensation expense determined under fair value method	(457)	(544)	(1,371)	(1,631)

Pro forma net earnings	$4,485	$1,466	$22,491	$15,759

Reported earnings per share:
Basic	$0.16	$0.07	$0.80	$0.61
Diluted	0.16	0.07	0.78	0.60
Pro forma net earnings per share:
Basic	$0.15	$0.05	$0.76	$0.56
Diluted	0.15	0.05	0.74	0.55

11.
CONTINGENCIES - The Company is involved in legal proceedings and claims primarily arising in the normal course of its business. In the opinion of management, the Company’s liability, if any, would not materially affect its results of operations or financial condition.

12.
GUARANTEE - In connection with a contract, the Company has assumed risks associated with work to be performed by a third party. In the unlikely event of non-performance by the third party, the maximum exposure to the Company would be $8,319.

13.
SEGMENTED INFORMATION - The Company has five reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Residential Property Management provides property management, maintenance, landscaping, painting and restoration and other services to residential community associations in the United States. Commercial Real Estate Services provides brokerage, property management and advisory services to commercial customers in the United States, Canada, Australia and several other nations. Integrated Security Services provides security systems installation, maintenance, monitoring and manpower to primarily commercial customers in Canada and the United States. Property Improvement Services (previously known as Consumer Services) provides franchised and Company-owned property services to consumers in the United States and Canada. Business Services provides marketing support and business process outsourcing services to corporate and institutional clients in Canada and the United States. Corporate includes the expenses of the Company’s headquarters

OPERATING SEGMENTS
	Residential	Commercial	Integrated	Property
	Property	Real Estate	Security	Improvement	Business
	Management	Services	Services	Services	Services	Corporate	Consolidated

Three months ended December 31
2004
Revenues	$65,617	$49,599	$37,196	$27,813	$41,258	$401	$221,884

Operating earnings	2,797	5,508	2,282	2,040	4,725	(2,542)	14,810

2003
Revenues	$54,887	$-	$32,592	$24,088	$37,042	$95	$148,704

Operating earnings	1,639	-	2,078	1,829	2,283	(1,820)	6,009

Nine months ended December 31
2004
Revenues	$215,639	$49,599	$106,909	$90,354	$114,661	$466	$577,628

Operating earnings	14,455	5,508	6,424	17,333	10,036	(6,181)	47,575

2003
Revenues	$183,828	$-	$92,313	$71,920	$106,248	$270	$454,579

Operating Earnings	11,703	-	5,433	13,196	8,038	(5,001)	33,369

GEOGRAPHIC INFORMATION
	Canada	United States	Other	Consolidated

Three months ended December 31
2004
Revenues	$69,308	$131,406	$21,170	$221,884

Total long-lived assets	59,396	288,052	8,884	356,332

2003
Revenues	$39,992	$108,712	$-	$148,704

Total long-lived assets	53,917	187,668	-	241,585

Nine months ended December 31
2004
Revenues	$163,284	$393,174	$21,170	$577,628

2003
Revenues	$172,907	$281,672	$-	$454,579

14.	RECONCILIATION TO CANADIAN GAAP - The following adjustments are required to reconcile these consolidated financial statements to generally accepted accounting principles in Canada:

a.
Deficit elimination. On September 15, 1997, the shareholders of the Company approved a reduction of the stated capital attributable to the Company’s capital stock by $5,683, thereby eliminating the Company’s deficit as at March 31, 1997. While permitted under Canadian GAAP, this elimination is not permitted under United States GAAP.

b.
Currency translation adjustments. Under United States GAAP, currency translation and certain other transactions must be reported in an equity account called “other comprehensive earnings”. Under Canadian GAAP, such an account does not exist, and currency translations are reported in an equity account called “currency translation adjustments”. The Company’s foreign currency translation adjustments account is similar to the other comprehensive earnings account in all material respects.

c.
Accounting for interest rate swaps. Under Canadian GAAP, hedge accounting does not require interest rate swaps to be recorded on the balance sheet. However, the earnings impact of interest rate swaps is identical under Canadian and United States GAAP.

There are no reconciling items between United States and Canadian GAAP that impact the consolidated statements of earnings. Below is a continuity schedule of retained earnings under Canadian GAAP:

	2004	2003

Balance, March 31	$87,655	$68,631
Net earnings	23,862	17,390
Subordinate Voting Shares purchased for cancellation	(1,144)	-

Balance, December 31	$110,373	$86,021

The tables below provide a reconciliation of the Company’s affected consolidated balance sheet accounts from United States GAAP to Canadian GAAP.

	United States	Reconciling	Canadian
As at March 31, 2004	GAAP	adjustments	GAAP

Assets
Interest rate swaps	$6,805	$(6,805)	$-
Subtotal non-current assets	290,320	(6,805)	283,515

Total assets	$437,553	$(6,805)	$430,748

Liabilities
Long-term debt - non-current	$160,386	$(6,805)	$153,581
Subtotal non-current liabilities	196,084	(6,805)	189,279
Shareholders’ equity
Capital stock	68,557	(5,683)	62,874
Retained earnings	81,972	5,683	87,655
Subtotal shareholders’ equity	155,101	-	155,101

Total liabilities and shareholders’ equity	$437,553	$(6,805)	$430,748

	United States	Reconciling	Canadian
As at December 31, 2004	GAAP	adjustments	GAAP

Assets
Interest rate swaps	$3,219	(3,219)	$-
Subtotal non-current assets	376,627	(3,219)	373,408

Total assets	$630,721	(3,219)	$627,502

Liabilities
Long-term debt - non-current	$205,443	(2,628)	$202,815
Interest rate swaps	591	(591)	-

Subtotal non-current liabilities	264,149	(3,219)	260,930

Shareholders’ equity
Capital stock	72,264	(5,683)	66,581
Retained earnings	104,690	5,683	110,373
Subtotal shareholders’ equity	183,732	-	183,732

Total liabilities and shareholders’ equity	$630,721	(3,219)	$627,502

There are no reconciling items between United States and Canadian GAAP that impact the consolidated statements of cash flows.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTSOF OPERATIONS
(in US Dollars)
February 11, 2005

Consolidated review

Operating results for the three months ended December 31, 2004, the third quarter of fiscal 2005, relative to the same period a year ago were significantly improved, with higher revenues, operating earnings and net earnings generated through a combination of internal and acquired growth. All four of our existing operating segments reported gains in revenues and in operating earnings. Our interest in our fifth operating segment, CMN International Inc. (“CMN”), acquired on November 30, 2004, also provided significant growth.

CMN is a commercial real estate services business providing brokerage, property management and advisory services under the Colliers International brand with operations in the United States, Canada and Australia and several Asian, Eastern European and Latin American markets. CMN is the largest acquisition in our history and is reported in the newly created Commercial Real Estate Services segment. CMN’s December 2004 results were beyond expectations due to robust commercial real estate sales and leasing activity in many markets. December is historically the seasonal peak for CMN’s business as many clients prefer to complete transactions before the end of the calendar year.

On December 15, 2004, we completed a 2 for 1 stock split on our Subordinate Voting Shares and Multiple Voting Shares. The split also doubled the number of stock options in our stock option plan and halved the exercise prices of all outstanding options.

Included in the year-to-date results is a gain on sale of the assets of the Greenspace lawn care operations. These assets were sold at the beginning of the first quarter and resulted in a gain on disposal of $1.9 million or $0.06 per diluted share. The Greenspace operation has been classified as a discontinued operation for comparative purposes.

On January 26, 2005, we updated our financial outlook for fiscal 2005, primarily to reflect the better than expected results of CMN and to maintain the forecasts for revenues and EBITDA1 for the four existing operating segments. The updated outlook is for revenues for $775-800 million, EBITDA of $73-76 million and adjusted diluted earnings per share from continuing operations of $0.83-0.88. The adjustment relates to amortization of the short-lived backlog intangible asset acquired upon the acquisition of CMN, and represents

1 EBITDA is defined as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company's planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, espacially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITBA is not a recognized measure of financial performance under United States and Canadian generally accepted accounting principles ("GAAP"), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

(in thousands of US$)	Three months ended December 31		Nine months ended December 31

	2004	2003	2004	2003

EBITDA	$24,423	$9,873	$65,228	$44,571
Depreciation	(3,916)	(3,390)	(10,654)	(9,631)
Amortization of intangibles other than backlog	(739)	(474)	(2,041)	(1,571)
Amortization of backlog	(4,958)	-	(4,958)	-

Operating earnings	$14,810	$6,009	$47,575	$33,369

approximately $0.20 per diluted share. Accordingly, the outlook for diluted earnings per share from continuing operations is $0.63-0.68. The previous outlook, issued on November 30, 2004, was for revenues of $745-775 million and EBITDA of $66.0-69.0 million.

Acquisition of CMN

The acquisition of CMN was completed on November 30, 2004, upon the receipt of shareholder, regulatory and other approvals. We purchased 71.8% of the shares of CMN for consideration of $45.6 million. We also refinanced $12.3 million of CMN’s debt. In addition, we incurred $0.5 million of transaction costs which we capitalized to the purchase price. The transaction was financed by our revolving credit facility. The balance of shares not owned by us is owned by management, brokers and employees of CMN. There is no contingent consideration related to this acquisition.

Upon the CMN acquisition, we recognized identifiable intangible assets in the amount of $28.6 million. Of this amount, $9.2 million represented the fair value of the backlog of pending commercial real estate brokerage transactions and listings that existed at the acquisition date. The backlog is a short-lived asset that is expected to be fully amortized within six months of the acquisition date. Due to the material and short-term nature of the backlog amortization, we have adjusted several earnings measures to exclude its impact. The adjusted earnings measures are non-GAAP measures under OSC and SEC guidelines. Reconciliations of these measures for the quarter and nine months ended December 31, 2004 are provided below:

(in thousands of US$, except per share amounts)	Three months ended December 31		Nine months ended December 31

	2004	2003	2004	2003

Adjusted operating earnings	$19,768	$6,009	$52,533	$33,369
Amortization of backlog	(4,958)	-	(4,958)	-

Operating earnings	$14,810	$6,009	$47,575	$33,369

Adjusted net earnings from continuing operations	$8,340	$2,650	$25,099	$15,368
Amortization of backlog	(4,958)	-	(4,958)	-
Deferred income taxes	1,785	-	1,785	-

Net earnings from continuing operations	$5,167	$2,650	$21,926	$15,368

Adjusted diluted net earnings per share from continuing operations	$0.27	$0.09	$0.83	$0.53
Amortization of backlog, net of deferred income taxes	(0.10)	-	(0.11)	-

Diluted net earnings per share from continuing operations	$0.17	$0.09	$0.72	$0.53

At the time of acquisition, we granted CMN stock options to certain key managers, employees and brokers representing a 10.3% fully diluted interest in CMN. The stock options provide the right to purchase shares at the same price paid by us on the acquisition date. The future value of the shares will be based on a multiple of the two-year trailing average EBITDA generated by the business, less debt. The stock options vest over five years and expire after ten years. These stock options are being accounted for as compensation expense and we expect to record expense of $2.6 million during the five-year period following acquisition

Results of operations - three months ended December 31, 2004 and 2003

Revenues for our third quarter of fiscal 2005 were $221.9 million, 49% higher than the prior year quarter. Internal growth was 9%, while acquisitions and changes in US / Canadian foreign exchange rates contributed 38% and 2%, respectively. CMN accounted for most of the acquisition revenue growth.

Third quarter EBITDA was $24.4 million versus $9.9 million reported in the prior year quarter. CMN accounted for $10.7 million of the increase. Our EBITDA margin was 11.0% of revenues versus 6.6% of revenues in the prior year quarter, and CMN accounted for approximately two-thirds of the increase.

Business Services and Residential Property Management also reported significant increases in margins, up 470 basis points and 220 basis points, respectively. Operating earnings for the quarter were $14.8 million, up from $6.0 million in the prior year period. Adjusted for the impact of backlog amortization, operating earnings were $19.8 million. The increase in operating earnings, aside from the effect of backlog amortization, was primarily driven by CMN.

Interest expense was $2.8 million versus $2.0 million recorded in the prior year quarter. The average interest rate during the quarter was 6.4%, approximately 110 basis points higher than last year’s quarter. The increase in rate was attributable to (i) unfavorable movements in the yield curve which reduced the effectiveness of the fixed to floating interest rate swaps on $120 million of debt; (ii) letter of credit fees incurred as a result of the CMN transaction; and (iii) interest rates on funds drawn on the credit facility to finance the CMN transaction which were temporarily funded using prime rate based advances before being converted to more cost-effective LIBOR-based contracts.

The consolidated income tax rate was approximately 29.0% of earnings before income taxes and minority interest relative to 25.0% in the prior year’s quarter. The current quarter’s tax rate is primarily the result of efficiencies generated from the cross-border tax structure we implemented in fiscal 2000. The prior quarter’s tax rate was impacted by the sale of Greenspace because that entity recorded only a nominal tax recovery despite its $0.7 million quarterly pre-tax loss due to its non-taxable position as a participant in the cross-border tax structure. As a result, the tax provision of the Company, excluding Greenspace, was approximately 5% lower than it would otherwise have been.

Net earnings from continuing operations for the quarter were $5.1 million, versus $2.7 million in the prior year quarter. Adjusting for the impact of backlog amortization, net earnings from continuing operations were $8.3 million. The increase was attributable to earnings from CMN, as well as strong quarterly results in the Business Services and Residential Property Management segments.

Net earnings per share and diluted net earnings per share were impacted by higher net earnings and changes in the number of shares outstanding. Stock option exercises during the past twelve months caused the weighted average number of shares outstanding to increase 4.7% to 29.8 million. Diluted shares outstanding increased 4.1% to 30.4 million as a result of higher dilution from currently outstanding stock options, as well as the impact of stock options exercised during the past twelve months.

Our Residential Property Management segment reported revenues of $65.6 million for the quarter, up 20% versus the prior year quarter. Internal growth was 10%, and an additional 10% of growth came from acquisitions completed during the last twelve months. Internal growth came from contractual property management client wins in Florida, New York and Virginia. Acquisition growth was attributable to the Chicago and Las Vegas platforms acquired in June 2004 and December 2004, respectively, and two recent tuck-under acquisitions in South Florida. Residential Property Management EBITDA was $4.1 million relative to $2.2 million in the prior year quarter and margins increased to 6.2% from 4.0%. The increase in margin was related to a higher level of productivity in the property services operations (grounds maintenance, plumbing, and painting) and a change in mix due to recent acquisitions.

The newly formed Commercial Real Estate Services segment generated $49.6 million of revenues and $10.7 million of EBITDA during the one-month period it was owned. Revenues exceeded our expectations and were about 20% higher than in the same period last year (at which time CMN was not owned by us). The year-over-year increase was largely market driven, as commercial real estate sales transaction volume increased in many of the markets in which we participate. December is traditionally the peak month for revenues and profits in this industry, followed by January and February, which are traditionally the softest months. The annual average EBITDA margin is expected to be in the 6-7% range.

The revenues of our Integrated Security Services segment rose 14% to $37.2 million. Internal growth was 9% (5% net of foreign exchange on our Canadian operations), while acquisitions accounted for 5% of growth. Internal growth was due to systems integration revenues. Acquisition growth came from operations in Florida and Texas acquired late in fiscal 2004. Integrated Security Services EBITDA was $2.9 million versus $2.6 million reported one year ago, and margins were steady at approximately 7.8%.

Consumer Services revenues were $27.8 million, an increase of 16% over the prior year period. Excluding the impact of foreign exchange, internal growth was 14%. Revenue growth was driven by the California Closets and Paul Davis Restoration franchise systems and our California Closets “branchise” stores. EBITDA was $2.9 million, down slightly from $3.0 million in the prior year period. The margin was impacted by management incentive compensation expense incurred during the period as a result of certain earnings thresholds being met.

Third quarter revenues in Business Services were $41.3 million, an increase of 11% over the fiscal 2004 period. Internal growth accounted for 7% of the revenue increase, while foreign exchange represented the balance. Revenues were up due to new business process outsourcing clients and seasonal volumes from large retail industry clients. Business Services EBITDA was $6.3 million versus $3.9 million reported one year ago, and margins improved to 15.2% from 10.5%. The margin improvement was driven by productivity and capacity utilization gains. The fourth quarter is not expected to be as strong sequentially or comparatively due to expected client volume fluctuations and the non-recurrence of a significant promotional project last year.

Corporate expenses for the quarter totaled $2.5 million, and increase of $0.7 million versus the prior year period, as a result of Sarbanes-Oxley 404 implementation costs, increases to stock option expense and executive performance based incentive compensation accruals.

Summary of quarterly results (unaudited)

(in thousands of US$, except per share amounts)	Q1	Q2	Q3	Q4

FISCAL 2005
Revenues	$170,970	$184,774	$221,884
Operating earnings	14,364	18,401	14,810
Net earnings from continuing operations	7,232	9,527	5,167
Net earnings from discontinued operation	-	-	-
Gain (loss) on sale of discontinued operation	2,161	-	(225)
Net earnings	9,393	9,527	4,942
Net earnings per share:
Basic	0.32	0.32	0.17
Diluted	0.31	0.31	0.16

FISCAL 2004
Revenues	$148,482	$157,393	$148,704	$155,215
Operating earnings	11,917	15,443	6,009	5,702
Net earnings from continuing operations	5,403	7,315	2,650	3,496
Net earnings (loss) from discontinued operation	1,009	1,654	(640)	(1,863)
Net earnings	6,412	8,969	2,010	1,633
Net earnings per share:
Basic	0.23	0.32	0.07	0.06
Diluted	0.22	0.31	0.07	0.05

FISCAL 2003
Revenues				$124,093
Operating earnings				2,905
Net earnings from continuing operations				2,821
Net loss from discontinued operation				(1,819)
Net earnings				1,002
Net earnings per share:
Basic				0.04
Diluted				0.03

OTHER DATA
EBITDA - Fiscal 2005	$18,275	$22,530	$24,423
EBITDA - Fiscal 2004	15,626	19,072	9,873	$9,723
EBITDA - Fiscal 2003				6,510

Results of operations - nine months ended December 31, 2004 and 2003

For the nine months ended December 31, 2004, revenues were $577.6 million, an increase of 27% relative to the prior year period ended December 31, 2003. Internal growth was 7%, while acquisitions and changes in foreign exchange rates contributed 18% and 2%, respectively.

Nine-month EBITDA was $65.2 million, 46% higher than the $44.6 million reported in the prior year. Our EBITDA margin was 11.3% of revenues, up 150 basis points, rising primarily due to the mix change caused by the acquisition of CMN, but also due to stronger performance in our four existing segments. Operating earnings for the period were $47.6 million, up from $33.4 million in the prior year driven by higher revenues. Included in the current period’s operating earnings was $5.0 million of backlog amortization expense related to the CMN acquisition.

Interest expense for the nine months ended December 31, 2004 was $7.4 million versus $6.1 million recorded in the same nine months last year. The average interest rate during the period was 6.0%, approximately 70 basis points higher than in the same period last year. The increase in rates was attributable to higher floating reference rates and reduced interest rate swap effectiveness. Substantially all of our indebtedness was at variable interest rates during the nine-month period.

The consolidated income tax rate declined to approximately 29.0% of earnings before income taxes and minority interest from 32.7% in the prior year period. The reduction in tax rate is primarily the result of additional efficiencies generated from the cross-border tax structure we first implemented in fiscal 2000.

Net earnings from continuing operations for the period were $21.9 million, compared to $15.4 million in the prior year period. The increase reflects the strong operating performance of all operating segments, and the impact of CMN, net of acquisition related amortization charges.

In April 2004, a $2.2 million gain was realized on the disposal of the Greenspace operation. In December 2004, this gain was adjusted downwards by $0.2 million as certain contingencies were resolved. The prior year comparative net earnings from discontinued operation of $2.0 million reflect the seasonal nature of the Greenspace business. For the full year ended March 31, 2004, net earnings from the discontinued Greenspace operation were $0.2 million.

Net earnings per share and diluted net earnings per share were impacted by higher net earnings and the number of shares outstanding. Stock option exercises during the past twelve months caused the weighted average number of shares outstanding during the nine-month period to increase 4.6% to 29.7 million. Diluted shares outstanding increased 4.9% to 30.3 million as a result of higher dilution from currently outstanding stock options, as well as the impact of stock options exercised during the past twelve months.

The Residential Property Management segment reported revenues of $215.6 million for the nine-month period, up 17% versus the prior year period. Internal growth was 9%, and an additional 8% of growth came from acquisitions completed during the last twelve months. Internal growth came from new contractual property management clients, primarily in Florida, and higher commercial pool management revenues. Acquisition growth was attributable to Chicago and Las Vegas platform acquisitions and small tuck-under acquisitions in South Florida. Residential Property Management EBITDA was $18.1 million relative to $14.9 million in the prior year period. Margins improved to 8.4% from 8.1% as a result of strong third quarter results offset by changes in the revenue mix toward contractual property management, which carries lower margins than other property services.

Integrated Security Services segment revenues rose 16% to $106.7 million. Internal growth was 9% (6% net of foreign exchange on our Canadian operations), while acquisitions accounted for 7% of growth. Internal growth was primarily due to higher systems integration revenues in Canada. Acquisition growth came from operations in Florida and Texas acquired late in fiscal 2004. Integrated Security Services EBITDA was $8.2 million, an increase of 16% over the $6.8 million reported one year ago, and margins were up 20 basis points to 7.6%. The margin increase was the result of a shift in revenue mix from lower margin security officers to higher margin security systems, as well as improved margins on systems integration contracts.

Consumer Services revenues were $90.4 million, an increase of 26% over the prior year period. Internal growth represented 8% of the revenue gain (7% net of foreign exchange on Canadian operations), while acquisitions accounted for 18%. Acquired growth was attributable to four acquisitions - including the Pillar to Post Home Inspections franchise system - completed in October 2003. EBITDA in Consumer Services was $19.6 million compared to $14.9 million reported in the prior year period. The margin rose 90 basis points to 21.7% for the year-to-date period as a result of (i) operating leverage from higher royalty revenues offset by (ii) increased management compensation expense.

Nine-month revenues in Business Services were $114.7 million, an increase of 8% over the fiscal 2004 period. Internal growth accounted for 5% of the revenue increase, while foreign exchange represented the balance. Revenues were up due to business process outsourcing volume increases and new client wins, but were offset by lower textbook fulfillment volumes at our Southwest operations headquartered in Dallas. Business Services EBITDA was $14.6 million, versus $12.8 million reported one year ago. Lower textbook volumes, an activity that is extremely seasonal and carries high margins during the June to August textbook season to offset fixed costs in the off-season, caused a setback in profitability in the first and second quarters. Third quarter results were comparatively strong, as discussed in the quarterly analysis above.

Corporate expenses for the period totaled $6.1 million, up from the $4.9 million reported in the prior year period, due to Sarbanes-Oxley 404 implementation costs and additional variable compensation expense.

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The demand for exterior painting and lawn care (Property Improvement Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. In addition, the majority of textbook fulfillment activity (Business Services segment) occurs in the months of June to August. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 7% of consolidated revenues.

The newly acquired Commercial Real Estate Services operation generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These operations comprise approximately 20% of consolidated revenues.

The seasonality of these service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions, which alter the consolidated service mix.

Liquidity and capital resources

Net cash provided by operating activities for the quarter was $21.1 million, versus $5.8 million in the prior year period. A significant portion of the increase was attributable to CMN, which had high cash inflows in December, particularly near the end of the month. At December 31, 2004, CMN’s cash and accounts payable positions were temporarily higher than usual due to the large volume of brokerage transactions that closed in the last few days of the month where commissions had not yet been paid to brokers. Commissions are paid to brokers within 3-4 days of closing and typically represent more than half the associated revenues. Days’ sales outstanding relative to trailing three month revenues as at December 31, 2004 was unchanged relative to March 31, 2004 at 57 days.

For the nine-month period, $35.4 million of cash was provided by operating activities versus $30.0 million in the prior year period. The increase was caused by the impact of CMN offset by increased investment in accounts receivable due to the increase in revenues during the year-over-year period. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at December 31, 2004 was $174.9 million, versus $141.5 million at March 31, 2004. Net indebtedness is calculated as the current and non-current portion of long-term debt adjusted for interest rate swaps less cash and cash equivalents. On November 30, 2004 we drew $45.8 million to finance our purchase of shares of CMN and $12.3 million to refinance the outstanding debt of CMN as at the acquisition date. We are in compliance with the covenants within our financing agreements as at December 31, 2004 and, based on our outlook for the balance of the year, we expect to remain in compliance with the covenants. We had $15.4 million of available un-drawn credit as of December 31, 2004.

For the nine months ended December 31, 2004, capital expenditures were $10.7 million. Significant purchases were service vehicle fleet replacement and expansion for the Property Improvement Services and Residential Property Management operations. Capital expenditures for the year are expected to be approximately $15 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $15.7 million as at December 31, 2004 ($16.2 million as at March 31, 2004). The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is determined to be beyond a reasonable doubt. The contingent consideration is based on achieving specified earnings levels, and is issued or issuable at the end of the contingency period. When the contingencies are resolved and additional consideration is distributable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position for a predetermined formula price, which is usually equal to the multiple of trailing two-year average EBITDA underlying the purchase price paid by the Company for the original acquisition, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations. The total value of the minority shareholders’ interests, as calculated in accordance with shareholders’ agreements, was approximately $70 million at December 31, 2004 (March 31, 2004 - $30 million). The increase in minority share value was attributable to (i) minority shares of CMN and (ii) increases in trailing average EBITDA of non-wholly owned subsidiaries that increased the value of the minority shares. The purchase prices of the minority interests may be satisfied with any combination of cash and / or Subordinate Voting Shares. While it is not our intention to acquire outstanding minority interests, this step would materially increase net earnings. Based on our estimates, on an annualized basis, the acquisition of all minority interests with cash would increase interest expense by $3.2 million, increase amortization expense by $5.6 million (including $3.6 million of short-lived backlog amortization), reduce income taxes by $2.6 million and reduce minority interest share of earnings by $7.5 million, resulting in an approximate increase to net earnings of $1.3 million. Excluding the impact of backlog amortization, net earnings would increase by approximately $3.6 million.

The following table summarizes our contractual obligations as at December 31, 2004:

Contractual obligations	Payments due by period
(In millions of US$)
		Less than 1			After 5
	Total	year	1-3 years	4-5 years	years

Long-term debt	$217.3	$15.7	$94.4	$28.6	$78.6
Capital lease obligations	2.5	1.4	1.1	-	-
Operating leases	129.2	28.8	42.1	27.8	30.5
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$349.0	$45.9	$137.6	$56.4	$109.1

At December 31, 2004, we had commercial commitments totaling $11.0 million comprised of letters of credit outstanding due to expire within one year.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 17 and 18 to the March 31, 2004 annual audited consolidated financial statements and notes 11 and 12 to the December 31, 2004 unaudited interim consolidated financial statements.

Transactions with related parties

During the nine-month period, we paid rent to an entity controlled by an officer of the Company and to entities controlled by minority shareholders of subsidiaries of the Company. The business purpose of these transactions was to rent office and warehouse space. The amount of the transactions was $0.9 million (2003 - $0.9 million), and they were completed at market rates. The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

There has been no change in our critical accounting policies and estimates from those described in our annual report dated March 31, 2004.

Impact of recently issued accounting standards

There are no recently issued accounting standards affecting the Company in addition to those described in our annual report dated March 31, 2004.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes.

We maintain an interest rate risk management strategy that uses interest rate swaps to lower the long-term cost of borrowed funds. Our specific goals are to (i) manage interest rate sensitivity by modifying the characteristics of our debt and (ii) lower the long-term cost of borrowed funds. Fluctuations in interest rates create an unrealized appreciation or depreciation in the market value of our fixed-rate debt when that fair value is compared with the cost of the borrowed funds. The effect of this unrealized appreciation or depreciation in market value, however, will generally be offset by the gain or loss on the interest rate swaps that are linked to the debt.

As at December 31, 2004, we had interest rate swaps in place to convert $120 million of fixed rate debt into floating rate debt. With the swaps in place, substantially all of our debt was at floating rates. Gains and losses with respect to the interest on the notional debt are recorded as a reduction or increase to interest expense.

The Company from time to time uses foreign exchange contracts to fix Canadian dollar expenses relative to US dollar revenues. As at December 31, 2004 we had a contract in place to purchase C$2.4 million in March 2005. Gains and losses on the contracts are included in earnings.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.

On December 15, 2004, the Company completed 2 for 1 stock split effected in the form of a dividend. As of the date hereof, the Company has outstanding 28,674,046 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and no preference shares. In addition, as at the date hereof, 2,037,120 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Forward-looking statements

This interim report contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives. Such statements are generally accompanied by words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “project”, “will” or similar words and phrases. Our actual results may differ materially from such statements. Factors that could result in such differences, among others, are:

•	Economic conditions, including consumer spending, business spending on customer relations and promotion, and employment levels influencing business real estate demand.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign currency exchange rates in relation to the US dollar.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•
Changes in government policies at the federal, state/provincial or local level that may adversely impact our student loans processing, firearms registration processing, or textbook fulfillment activities.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.

25